Exhibit 99.1

Century 21 China Real Estate to Hold Annual General Meeting on November 22, 2012

BEIJING, China, October 29, 2012 - IFM Investments Limited (“Century 21 China Real Estate,” the “Company” or “CTC”) (NYSE: CTC), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced that it will hold its annual general meeting of shareholders (“AGM”) at its headquarters at 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, 100004, P.R. China at 9:00am on November 22, 2012 (Beijing Time). The shareholder record date is October 29, 2012.

The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the AGM link on the Company’s Website at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 45 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7788

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-5960-8600

Email: ctc@brunswickgroup.com

In the United States:

Patricia Graue

Brunswick Group

Phone: +1-415-671-7676

Email: ctc@brunswickgroup.com